Exhibit 23.1

When the stock-split and change in authorized shares referred to in Note 16 of the Notes to Consolidated Financial Statements have been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

CHG Healthcare Services, Inc.:

We consent to the use of our report dated March 23, 2006, except as to Note 16 which date is as of July     , 2006, with respect to the consolidated balance sheets of CHG Healthcare Services, Inc., as of December 31, 2004 and 2005, and the related consolidated statements of income, stockholder’s equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2005 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Salt Lake City, Utah

July 7, 2006